FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

October 20, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on October 20, 2014

Item 4.

Summary of Material Change

See attached copy of the October 20, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the October 20, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

October 20, 2014

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

October 20, 2014

TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

NEWS RELEASE

Alberta Star begins permitting for winter drill program at Central Canada gold project, Ontario

Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF; Frankfurt: QLD) has commenced the permitting process for a winter drill program to be conducted at the Central Canada gold project in Ontario, which is the subject of an option agreement with TerraX Minerals Inc. (TSX-V: TXR) announced February 14, 2014.

Access to the Central Canada property is far easier in winter using a drill trail established during a 2012 drill program by TerraX.  This drill trail has a small stream crossing, and with the stream frozen the permitting for the water crossing is greatly simplified, reducing the overall cost of the program.

Permit applications are being prepared for a six hole (900 m) program designed to test down dip and along strike from mineralization identified during a 3 hole (363 m) drill program conducted by TerraX in March 2012.  That program tested a 110 m strike length of the main mineralized structure, which trends east-northeast.  Drill holes were aligned to cut normal to the mineralized structures identified during channel sampling.  Drill intersections reported by TerraX, from southwest to northeast, included:

•

23.30 m @ 0.83 g/t Au (including 0.63 m @ 7.36 g/t Au) in hole CC12-03,

•

10.61 m @ 1.32 g/t Au (including 1.82 m @ 4.77 g/t Au) in hole CC12-01, and

•

8.92 m @ 0.74 g/t Au in hole CC12-02.

The mineralized structure at Central Canada remains open along strike and down-dip.  A map showing the location of the drilling to be conducted at Central Canada on receipt of drill permits is available on our web site at www.alberta-star.com.

The Central Canada Property consists of seven claims totaling 24 claim units (~3.8 km2) located 20 km east of the town of Atikokan, 160 km west of Thunder Bay and 19 km from the Hammond Reef gold deposit originally developed by Osisko Mining and now owned by Agnico Eagle Mines and Yamana Gold.

The property straddles the southern contact of the Marmion Batholith, host to the Hammond Reef deposit.  The bulk of the property is underlain by mafic rocks outside the batholith; these have been intruded by abundant felsic dikes presumably related to the Marmion Batholith.  Gold mineralization is associated with quartz-iron carbonate veins with minor pyrite and local tourmaline and/or arsenopyrite.  These veins are most common in or close to felsic dikes.  Dikes and veins trend easterly, parallel to the contact of the Marmion Batholith and to the strike of the regional scale Quetico Fault, which also occurs on the property.

TerraX conducted due diligence on the property in October 2009, collecting 18 grab samples of veins and alteration.  Assay values range from 9 ppb to 22.9 g/t gold, and seven samples had >250 ppb Au.  This includes results of 2.8, 4.48 and 22.9 g/t gold.

Induced Polarization (“IP”) and magnetic surveys were conducted on the Central Canada Property in February/March 2010 and two chargeability anomalies were detected, one of which was roughly coincident with the 22.9 g/t Au sample with the other occurring in an area not previously investigated by TerraX.

A comprehensive prospecting program was carried out on the Central Canada Property in June 2010.  Extensive zones of shearing and carbonate-chlorite-sericite alteration with quartz veining were noted across the property.    This prospecting program collected 21 new grab samples.  Results ranged from below detection to a high of 39.6 g/t Au on a sample collected near the circa 1900 shaft that occurs on the property.   Importantly, two samples of approximately 1 g/t Au (907 and 1070 ppb) were taken from a new showing 500 m northeast of the shaft.  This showing consists of a northeast trending sericite carbonate shear with disseminated to semi-massive pyrite and arsenopyrite.  This was followed up with Channel sampling in September 2010.  One hundred and twenty-three channel samples were collected over a strike length of approximately 120 m, perpendicular to a series of easterly trending quartz-carbonate-pyrite veins and felsic dikes.  Twenty-four samples contained anomalous gold (20 ppb or higher), with a high value of 7.5 g/t Au.  This is the structure that was tested by drilling by TerraX in March 2012, with gold mineralization intercepted in all three holes.

The technical information contained in this news release has been approved by Joseph Campbell, President of TerraX, who is a Qualified Person as defined in "National Instrument 43-101, Standards of Disclosure for Mineral Projects."

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the completion of due diligence and the results of exploration activities - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 20, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director